INVEST IN **FRANK APP INC.**

Generate detailed remodeling estimates automatically, on-site, and in minutes.

PITCH VIDEO   INVESTOR PANEL



UPDATE ELECTRICAL
$1,475
INSTALL HOT WATER TAP
$875
NEW REFRIGERATOR
$1,925
REPLACE CABINETRY
$12,400
INSTALL LVT FLOORING
$4,960
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frank

frank-app.com/investors   Los Angeles CA

Infrastructure   Technology   Software   B2B   Saas

LEAD INVESTOR



Mike Alberti

As a contractor, I know how broken estimating is and how game-changing Frank will be for the renovation world. I've been using Frank V1.0 in my company for 18 months and it has completely revolutionized the way we do business. The renovation world is ripe for disruption- we've seen the success of companies like Procore redefine commercial construction but there's nothing that even comes close in the residential space. I believe that Frank will be that company. The team behind Frank is incredible- they're pro designers, business consultants and engineers with experience at the world's largest construction tech company (Procore) and in building startups for major companies (BCGDV,Propelland). Most importantly, their founding team (CEO and Head of Sales) are actually contractors who understand this space and know how to fix it. Frank is the right company to track in this space and the right time is now.

Invested $5,000 this round & $220,000 previously

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 11   ASK A QUESTION 4

Highlights

1. 💵 Frank has already raised $300k+ in pre-seed from contractors who believe in the product.
2. 📈 Hundreds of contractors have already signed up to be "first to get Frank" + pre-sales have begun!
3. 🎯 Huge untapped target market: Over 650k remodelers in US alone - a $450B industry.
4. 🧠 Powered by a completely proprietary backend estimating logic built in-house, from the ground up.
5. 🛠 Team includes pros from contracting, construction tech (Procore), and business consulting (BCG).
6. ✨ Our team has 30+ years in contracting, 20+ in software, and 5+ in construction tech.

Our Team



Zachary Schlossberg   CEO & Product Developer

Former renovation contractor turned software designer. Worked at Disney Imagineering, BCG DV. MS in Industrial Design, MBA.

> Frank is founded by contractors. We know this space like the back of our hammer because we live in it. Frank was designed to solve real problems that contractors like us face everyday in trying to manage a complex business.



Dennis Ketcham   Head of Sales

Founding member and owner of two successful contracting companies. 20+ years in contracting and sales.



Zach Buchman   Head of Product

Former senior researcher at Procore, the world's most used construction software. BA from Stanford, MS in Industrial Design, MBA.



Clarice Rodriguez   Head of Design

Designer for top global brands including Coca-Cola and Autodesk. MS in Industrial Design, MBA.



Ryne Benson Software Developer

Front end wizard with an eye for perfection and a family background in construction.

Frank - Automation meets Renovation.


frank
The smart remodeling software that **supercharges the estimating process.**


135ft²
*.21%
1,358,254
1,457$
458.45
0.0254
135ft²
25%
THE AVERAGE CONTRACTOR...
Spends **countless** late nights at the office estimating potential projects.
Can't tell which customers are **serious.**
Loses projects because they take **too long to submit a bid.**
This all adds up to **$42,000 in unbillable hours estimating** each year.*
*Based on an industry average of $44/hour, 18 hours per week.


Frank is a SaaS tool that lets renovation contractors estimate projects **on-site, with the client, in just minutes.**


UPDATE ELECTRICAL
$1,475
INSTALL HOT WATER TAP
$875
NEW REFRIGERATOR
$1,925
REPLACE CABINETRY
$12,400
INSTALL LVT FLOORING
$4,960

Frank works through an advanced project questionnaire system. Contractors input basic project information, and our construction intelligence creates a stunningly detailed estimate automatically.


Frank Product Highlights_5min
from Frank App


frank
The smart remodeling software that
supercharges the estimating process.
04:59

The best way to really understand how Frank works is to see it in action. Check out the video above for a quick overview!


Why is this so important to contractors?
Bye bye, tire-kickers
First to bid
Professionalism sells

Frank cuts the time needed to complete a kitchen and bath estimate from an average of 6 hours to just 1 hour. But the benefits go even deeper for contractors.

- Bye bye, tire kickers: Frank's onsite ballparks allow contractors to weed out clients with unrealistic budgets *before* putting in the time needed to create a full estimate.
- First to bid: Frank's speed lets contractors submit final bids weeks faster than the competition – a vital factor for winning jobs.
- Professionalism sells: Frank effortlessly produces clear, polished documents, giving clients the confidence to move forward.


REVENUE STREAMS
Cloud Based SaaS
Monthly subscription + pay per additional seat
Invoicing
Transaction fees
Marketplace
Commission from Manufacturers
Vetted Lead Gen
Contractors pay per lead
$199/month
+ $20/mo per additional user
.5% Job Total
per in-app invoice
5% Commission
from featured Appliance, Fixture, and Building Materials Vendors
$100/Lead
Generated by homeowner facing ballpark tool

In addition to our core SaaS revenue, Frank can unlock additional revenue streams through:

- Charging transaction fees on in-app project invoices.
- Taking a commission on appliances, fixtures, and materials that contractors sell to homeowners in the app.
- Allowing homeowners to generate their own initial ballparks using our project questionnaires, and selling those leads to qualified contractors in our network.


The renovation contractor market is substantial
650,000
Renovation Contracting Companies
The market is worth
$450 billion annually.*
Source : RenovationStats.com survey data, Remodeling Magazine
*Marketwatch, 2019



Combined Revenue Projections
Lead Purchases
Appliance Commissions
Invoicing Features
Core Subscription
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
TARGETING EXIT BY 2024-25
$206,069,211
$108,365,286
$37,207,449
$9,098,027
$1,134,304
$54.2M
$18.6M
$55.8M
$77.5M
2021
2022
2023
2024
2025

These are forward-looking projections that cannot be guaranteed.

Revenue Build Up

TARGETING EXIT BY 2024-25

	2021	2022	2023	2024	2025
# Users	873	3568	12268	24039	30788
Saas ARPU $	$160	$182	$215	$240	$280
# Invoices	4,421	22,398	77,659	179,830	247,077
Transaction Fee $	$663,186	$4,567,630	$16,076,035	$40,978,288	$55,777,983
Affiliate Ad Conversions	--	6,090	38,582	$163,913	371,853
Affiliate $	--	$304,509	$1,929,124	$8,195,658	$18,592,661
# Leads Sold	--	--	53,587	227,657	774,694
Lead Gen Net $	--	--	$2,679,339	$13,659,429	$54,228,595
TOTAL $	**$1,134,304**	**$9,098,027,**	**$37,207,449**	**$108,365,286**	**$206,069,211**

With a small fraction of the renovation contractor market, Frank could achieve over $200M in ARR by year 5 and would be poised for a very strong exit as early as 2024.*

These are forward-looking projections that cannot be guaranteed.



Go-to-market strategy
FREE
Industry Groups
Free Trials & Referrals
Online & Influencer Marketing
Integrations with Adjacent Software

Contractors trust other contractors, and we are already part of their community. Leveraging sources our target market trusts is the key advantage that will allow us to sell like no one else, and we already have a growing wait-list of hundreds of contractors who can't wait to use Frank.

- Industry Groups: Our preexisting relationships with BKBG, NAHB, and others have enabled unique co-marketing opportunities.
- Free Trials & Referrals: New contractors can try Frank for a month and get another free month for signing up friends.
- Online & Influencer Marketing: Frank is being actively featured by influencers with over 250k contractor followers.
- Integrations with Adjacent Software: Frank is building integrations with Quickbooks and Buildertrend to be seen by more contractors.



Competitive Analysis
General Construction Software
HOME RENOVATION SPECIALISTS
frank
MANUAL ESTIMATING
AUTOMATED ESTIMATING
BLUEBEAM


ProEst
COMMERCIAL
CONSTRUCTION

Construction tech is a booming industry, but purpose-built software is relatively *new to residential construction.*

Most estimating software caters to large scale commercial projects and are incompatible with the way that residential remodelers work.

The few that do serve this use case are simple spreadsheet based tools that don't work on-site, and lack backend logic or automation.


Competitive Analysis
Remodeler Specific Software
PHASE I – PRECONSTRUCTION
PHASE II – CONSTRUCTION
LEAD GENERATION
LEAD VETTING
PROPOSAL MANAGEMENT
MANUAL ESTIMATING
AUTOMATED ESTIMATING
PROJECT MANAGEMENT
PUNCH LIST & CLOSEOUTS
frank
KEY ADVANTAGE
KEY ADVANTAGE
houzz PRO
CONSTRUCT
BUILDERTREND
improveit 360
Estimates

Frank is the only remodeler specific estimating software that is powered by back-end logic that automates estimating and helps pre-qualify client interest.

We should note that in Feb. 2021, Buildertrend announced the acquisition of CoConstruct for an undisclosed sum in a deal funded by Bain Capital and HGGC. This marks a major acquisition in the renovation space – but only for the construction phase. The possibility of acquiring a preconstruction solution like Frank is more appealing than ever.


Frank's unique advantage
Intellectual property
Proprietary logic
Stuck competition

What will stop competitors from doing what Frank does?

- Intellectual Property: Frank's questionnaire-based estimating is a unique, patentable process that is perfectly suited to residential construction.
- Proprietary Logic: The backend logic tying the questionnaire to our labor and pricing database is proprietary and based on decades of experience.
- Stuck Competition: Competitors are already locked into using less complete, less editable pricing databases. They can't match our customizability without rebuilding their backends from the ground up.


Recent exits in construction tech
IVY
Angie's list
PlanGrid
BUILDINGCONNECTED
VIEWPOINT
$30-40M
>$500M
$875M
$275M
$161.6M
$1.2B
houzz PRO
HomeAdvisor
AUTODESK
PROCORE
Trimble

The construction tech industry has been undergoing major consolidation since 2018, and many analysts predict that this trend is just beginning to ramp up.

Recent Exits Compared to Frank (by 2022-23)

	Ivy	Angies List	Plan Grid	Building Connected	Honest Buildings	Viewpoint	frank
Seed Round	$2.9M	$3.5M	$1.1M	$2.2M	$2.0M	--	$1.9 - $2.9M
Seed Investors	*NfX Pintago Disruptive Technology*	*e.ventures*	*yCombinator Initialized Capital*	*HomeBrew Freestyle Brick & Mortar*	*Rockport Capital*	*Capital Innovations*	Private Investors (pre-seed)
Total VC Funding	$2.9M	$182.6M	$69.1M	$52.7M	$49.7M	$240.0M	TBD
Lead VCs	--	Battery Ventures Saints Capital	Sequoia Northgate Tenaya	Lightspeed	--	--	TBD
Exit Value	$30-40M	$500M	$875M	$275M	$162M	$1,200M	$75-180M
ARR	--	$72.5M	$100.0M	<$10M	--	$200.0M	$30.0M
# Users	2,400	55,000	12,000	700,000	--	8,000	6,500
EV/Rev	--	6.9x	8.8x	27.5x	--	6.0x	6-8x
EV/User	$ 15,000	$ 9,000	$ 73,000	$ 400	--	$ 150,000	$10-15,000

Recent exits in construction tech have gone for 6-8x revenue and $10-$15k per user.

At 1% market share (6,500 users, $30M ARR), Frank could command an exit value of $65M-180M at the low end and $97.5M-$240M at the high end.

This could occur by year 3 even with conservative projections.*

**These are forward-looking projections that cannot be guaranteed.*


CORE TEAM
Zach Schlossberg
CEO & CO-FOUNDER
Dennis Ketcham
HEAD of SALES & CO-FOUNDER
Zach Buchman
HEAD of PRODUCT
Clay Rodriguez
HEAD of DESIGN
Ryne Benson
FULL STACK ENGINEER
30+ total years in the renovation industry
20+ years in the software industry

We are a group of proven professionals with a unique blend of tech and construction knowledge.


Current Ownership & Investment
$300K+ raised
As of March 2021*
Zach Schlossberg
CEO & HEAD of PRODUCT
co-founder
Full time employment
30%
Dennis Ketcham
HEAD of SALES
co-founder
FD BUILDING
30%
Mike Alberti
FD BUILDING
9%
RESERVED FOR EMPLOYEES
10%
RESERVED FOR ADVISORS
1%
RESERVED FOR PARTNERS
20%
*Partially paid in monthly installments:
$100,000 lump received and $6400/month payments made on balance ($82,500.92 remaining balance due as of March 2021)

Frank has already raised more than $300k from experienced contractors who have used our prototype and understand that it's a game changer for the industry.


ROADMAP & PROGRESS
PHASE 1
DESIGN
PHASE 2
BUILD
PHASE 3
BETA
PHASE 4
GROW
JAN. 2020
UX Designed
FEB. 2021
APR. 2021
SEP. 2021
Prototypes
Built & deployed
User Testing &
Price Validation
Engineering in
progress
launch
Frank Estimator
sign up
500 companies

With just a portion of those funds, we have built and deployed a full working

prototype at our contracting partner company, conducted extensive research to determine pricing and viability, designed the user experience, and have begun engineering a market-ready product.

This round of funding will allow us to drastically increase our engineering pace and put us in position to acquire 500 customers by launch.*

**This round of funding will allow us to drastically increase our engineering pace and put us in position to acquire 500 customers by launch.*

**These are forward-looking projections that cannot be guaranteed.*